

October 27, 2023

A. Ernest Toth, Jr.
Chief Financial Officer
Aquestive Therapeutics, Inc.
30 Technology Drive
Warren, NJ 07059

> **Re: Aquestive Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-38599**

Dear A. Ernest Toth, Jr. :

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58
Results of Operations, page 61

1.   In future filings beginning with your Form 10-Q for the period ended September 30, 2023, revise your discussions of the changes in your various revenue streams to quantify the impact of the factors cited as the reason for the changes, including but not limited to the following:
     •   Manufacturing and supply revenue accounted for 76% of consolidated revenues for the year ended December 31, 2022 and increased 3% during 2022. You disclose "This increase was due to increased manufacturing volume of Zuplenz subsequent to receiving foreign regulatory approval in February 2022, increased manufacturing volume of Sympazan subsequent to the outlicensing agreement with Assertio in October 2022, offset by a decline in Suboxone manufacturing volume in 2022." Revise to quantify the impact of each of these factors.

- You disclose that the decrease in your proprietary product sales was due to the execution of the license agreement with Assertio in October 2022, after which Sympazan sales were recognized in manufacture and supply revenue. Revise to clearly quantify the impact of Sympazan recognized in each revenue stream for the periods presented.

2. We note that research and development (R&D) expense increased 3% during 2022, decreased 26% during the three months ended March 31, 2023 and decreased 30% during the six months ended June 30, 2023. However, the explanation for these different changes that R&D is "driven by the timing of clinical trial as well as other product development activities associated with the Company's pipeline" is the same found in each respective results of operations discussion. Please revise your future disclosures, beginning with your Form 10-Q for the period ended September 30, 2023, to address the following:
   - For the R&D expense that you track by product candidate, revise to separately quantify those amounts by product candidate. If you do not track any amounts by product candidate, revise to disclose that fact and identify the reasons why you do not track by product candidate.
   - Revise to provide a reasonably detailed explanation that accounts for the changes in the underlying components of R&D for the periods presented. Provide quantification where necessary or appropriate.

3. We note that the All Other R&D category of total research and development (R&D) expense in each period presented makes up the largest component of R&D. Please revise your future disclosures, beginning with your Form 10-Q for the period ended September 30, 2023, to explain the nature of the costs included in this category and to provide a reasonably detailed explanation and quantification of the factors causing the changes therein. Consider the extent to which this line item can be further disaggregated in your tabular presentation.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences